EXHIBIT 19
InterDigital, Inc. Insider Trading Policy
Introduction
The Board of Directors (the "Board") of InterDigital, Inc. has adopted the following policy (this "Policy") regarding trading in securities by its directors, officers, employees and consultants as well as others from time to time who have access to material nonpublic information about the Company.  This Policy is designed to promote compliance with certain securities laws and to protect the Company and you from the serious liabilities and penalties that can result from the violation of such securities laws. For purposes of this Policy, all references to the "Company" refer to InterDigital, Inc. and all of its subsidiaries.
Federal and state securities laws prohibit buying, selling or making other transfers of securities by persons who are aware of Material Nonpublic Information, as described below. These laws also prohibit persons with such information from disclosing it to others who trade. If you violate the federal insider trading laws, you may have to pay civil penalties of up to three times the profit gained or loss avoided, criminal fines (no matter how small the profit), or serve jail terms.
The Securities and Exchange Commission ("SEC"), NASDAQ and state regulators (as well as the New York State Attorney General and the Department of Justice) are very effective at detecting and pursuing insider trading cases.  The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares.  Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading.
You must carefully read this Policy and follow its directives at all times.  Failure to adhere to this Policy or certify as to the matters contained in the attached acknowledgment form may result in immediate disciplinary measures being taken against you, including, where appropriate, termination of employment or service with the Company.
If you have any questions regarding this Policy, you should contact the Legal Department.
What is "Material Nonpublic Information?"
1.     MATERIAL INFORMATION
Material information generally means information a reasonable investor would consider important in making an investment decision to purchase, sell or hold securities.  Either positive or negative information may be material.  Information that could reasonably be expected to affect market price, whether positively or negatively, is material.  Other common examples of material information include:  information concerning a potential business acquisition, internal information about revenues, earnings or other aspects of financial performance, important business developments, the acquisition or loss of a major customer, significant litigation developments, an important transaction, significant developments in research and development or relating to intellectual property, major personnel changes, such as changes in senior management or lay-offs, material cyber/security events, or major events involving the securities of the Company, such as stock repurchase programs, option repricings or changes in dividend policies. Please note that this list is merely illustrative and not exhaustive.  Investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade.  If you have questions regarding specific transactions, please contact the Legal Department.

2.     NONPUBLIC INFORMATION
Nonpublic information is information that is not generally known or available to the public.  Information is considered to be available to the public only when:
•it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, SEC filing or a widely disseminated statement from a senior officer); and
•enough time has elapsed to permit the market to absorb and evaluate the information.

You should generally consider information to be nonpublic until one full trading day has elapsed following public disclosure.  For example, if the Company makes a public announcement before the commencement of trading on a Monday (i.e., before the market opens), you will generally be permitted to commence trading in the Company's securities on the Tuesday of that week, because one full trading day would have elapsed (all of Monday). If, however, the Legal Department imposes a longer time period, you will be obligated to refrain from trading until such longer period elapses.
Trading in the Company's Securities and Securities of Other Public Companies
The Company requires compliance with the following rules and procedures with respect to transactions in the Company's securities and the securities of other public companies, as applicable. Securities not only refers to common stock, but also includes, without limitation, preferred stock, notes and other debt instruments, derivative securities, warrants, options, restricted stock units, other stock-based awards, etc. For example, any sale of Company stock that you acquire through the vesting of restricted stock or restricted stock units granted to you by the Company is governed by this Policy.  In addition to such sales, references to "trading" and "transactions" in this Policy include, among other things:
•purchases and sales of securities in public markets;
•transfers of securities to third parties including trusts;
•sales of the Company's securities obtained through (i) the exercise of stock options (including same-day sales and cashless exercises), (ii) other stock-based awards granted by the Company or (iii) participation in a Company-sponsored employee stock purchase plan;
•elections to participate in a Company-sponsored employee stock purchase plan and subsequent changes in the amount of your periodic contributions;
•(i) any election to enroll in, or increase or decrease the percentage of your periodic contributions to, the Company's Savings and Protection Plan (the "401(k) Plan"), if such election results in a change to the dollar amount of your periodic contributions used to purchase Company securities via the Company stock fund, or (ii) any election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;
•making gifts of the Company's securities (including charitable donations); or
•using the Company's securities to secure a loan.

Conversely, references to "trading" and "transactions" in this Policy exclude:
•the exercise of Company stock options or the vesting of Company restricted stock, restricted stock units or other stock-based awards if no shares are subsequently sold;
•purchases of the Company's securities through a Company-sponsored employee stock purchase plan or the Company's 401(k) Plan resulting from periodic contributions pursuant to payroll deduction elections;

•indirect purchases or sales of the Company’s securities as a result of ownership in an investment account over which you have no discretion (e.g., mutual funds, ETFs).

For example, the mere vesting of restricted stock or restricted stock units granted to you by the Company does not constitute "trading" in the Company's securities and therefore is not governed by this Policy.  Similarly, should you elect to have the Company withhold some shares to satisfy tax withholding obligations upon the vesting of your restricted stock or restricted stock units, the exercise of such tax withholding right also does not constitute "trading" in the Company's securities and is not governed by this Policy.
1.     POLICY AGAINST INSIDER TRADING
Neither you nor anyone who lives in your household, nor any partnership in which you are a general partner, trust of which you are a trustee, estate of which you are an executor or investment fund or similar vehicle over which you exercise investment discretion may trade in the Company's securities when you are aware of Material Nonpublic Information about the Company. Without limiting the generality of the foregoing, Material Nonpublic Information shall be deemed to include knowledge of the planned and impending establishment or modification of any Company share repurchase plan or program. For purposes of this Policy, members of your household also include family members who do not live in your home but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before trading in Company securities). This restriction extends beyond your date of employment or service with the Company; it applies to you so long as you are in possession of Material Nonpublic Information.  This Policy also applies to trading in securities of other public companies.  You may not trade in securities of any public company at a time when you are in possession of Material Nonpublic Information about such company.
2.     BLACKOUT POLICY
No director, officer of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other person designated and notified by the Legal Department from time to time of their insider status (together with directors and officers, "Insiders") nor any member of an Insider's household may trade in the Company's securities during a Blackout Period. Blackout Periods will be determined in the sole discretion of the Legal Department. Insiders will be notified about the timing of Blackout Periods, which will generally commence on the first day of the first month of each fiscal quarter and end one (1) full trading day after the release of revenue guidance for such fiscal quarter.  In addition, no director or officer of the Company subject to Section 16 of the Exchange Act may trade in the Company’s securities during the four (4) trading days following the public announcement of a Company share repurchase plan or program or an increase of an existing Company share repurchase plan or program. To avoid even the appearance of impropriety, the Blackout Periods apply whether or not an Insider is, or a member of an Insider's household is, aware of Material Nonpublic Information about the Company.

3.     SPECIAL BLACKOUT PERIODS
From time to time, the Company may also temporarily prohibit trading in the Company's securities due to specific developments or circumstances involving Material Nonpublic Information.  In such event (a "Special Blackout Period"), the Legal Department will notify you that neither you nor any member of your household may engage in any transactions involving the Company's securities until you receive a subsequent notification that such restriction has been lifted.  During a Special Blackout Period, you should not trade in the Company's securities, and you should not inform anyone within or outside the Company about the existence of the Special Blackout Period or the fact that you are prohibited from trading. There may be quarters during which the existence of Material Nonpublic Information means that you are restricted from trading and the window to trade does not open.
4.     PRECLEARANCE POLICY
Insiders must request preclearance from the Legal Department to trade in the Company's securities by such Insider or by any member of such Insider's household.  Executive Officers of the Company must request preclearance from the Chief Executive Officer or Chief Financial Officer, in addition to the Legal Department. Any such preclearance may be approved or denied, in the sole discretion of the Legal Department and/or the Chief Executive Officer or Chief Financial Officer and for any reason, irrespective of whether there exists any Material Nonpublic Information. If clearance to trade is approved, transactions must be executed within five (5) business days after the approval is obtained, but it may not be executed under any circumstances if the Insider is aware of Material Nonpublic Information concerning the Company or if preclearance is revoked by the Legal Department for any reason.  If the transaction is not completed within the period described above, clearance to trade must be approved again before it may be executed.  If clearance to trade is not approved under the preclearance policy, the Insider should refrain from initiating any transaction in the Company's securities, and the Insider should not inform anyone within or outside the Company of the restriction.
5.     REGULATION BTR BLACKOUTS
Insiders may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under U.S. federal securities laws. In general, Regulation BTR prohibits any director or executive officer from engaging in certain transactions involving Company securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans.  Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction.  In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability.
The Company will notify directors and officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

6.     PROHIBITION AGAINST TIPPING
You may not disclose Material Nonpublic Information about the Company or any other public company to another person, or suggest to another person that he or she trade, or otherwise assist another person with such a trade while you are aware of Material Nonpublic Information about the Company or another public company, as applicable.  This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply if you were to engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by the person(s) to whom you passed Material Nonpublic Information.  Accordingly, in addition to your general obligations to maintain the confidentiality of information obtained through your employment (see the discussion below captioned "Confidentiality and Communications") and to refrain from trading while in the possession of such information, you must take the utmost care not to discuss Material Nonpublic Information about the Company and its securities, as well as information about other public companies, with family members, friends or other persons.  This prohibition does not restrict legitimate business communications on a "need to know" basis, where you have a basis to expect that the other person will not trade while in possession of the information.
Responding to outside inquiries for information
In the event you receive an inquiry from someone outside of the Company, such as a stock analyst, for information, you should refer the inquiry to the Legal Department or the Company's Investor Relations Department. The Company is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of Material Nonpublic Information. In general, the regulation provides that when a public company discloses Material Nonpublic Information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject the company to SEC enforcement actions, which may result in injunctions and severe monetary penalties. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law.
7.     PROHIBITION AGAINST SPECULATIVE TRANSACTIONS, HEDGING, SHORT SALES, PLEDGING AND TRADING ON MARGIN
It is against Company policy for you to engage in speculative transactions in Company securities.  As such, it is against Company policy for you to trade in puts or calls in the Company's securities or to sell Company securities short.  You are also prohibited from day trading in the Company's securities.  For purposes of this Policy, "day trading" means any market sale followed by a market purchase, or vice versa, of Company securities within fourteen (14) days (excluding an exercise of Company-granted stock options and purchases and sales under the 401(k) Plan).
Because certain forms of hedging transactions, such as zero cost collars and forward sale contracts, in certain instances involve the establishment of a short position (or an equivalent position) in Company securities and limit or eliminate the ability to profit from an increase in, or limit or eliminate exposure to a decrease in, the value of Company securities, you are prohibited from engaging in any hedging transactions involving Company securities.
Additionally, because securities held on margin (or margined) or pledged as collateral may be sold without your consent if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading.  Because of this danger, you must consult with the Company's Chief Legal Officer with regard to including Company securities in a margin account or pledging Company securities as collateral for a loan.

Prearranged Trading Plans
The SEC has adopted Rule 10b5-1(c) under the Exchange Act, which provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged trading plan that meets specified conditions.  The Company authorizes the use of such prearranged trading plans by Insiders and others under certain conditions.  Only transactions made by an Insider pursuant to a trading plan that (i) meets the requirements set forth below and (ii) has been approved by the Company's Legal Department (each such trading plan that meets the foregoing requirements, an "Approved Plan") are eligible for exemption from the policies set forth above regarding trading in the Company's securities.  Insiders should recognize, however, that transactions made pursuant to an Approved Plan do not eliminate the risk that an Insider may be sued by a shareholder or have an action brought against the Insider by the SEC or a state authority under insider trading laws.  An Approved Plan will merely provide an Insider with an affirmative defense to such claims and an exemption from the policies set forth above relating to trading in the Company's securities. Moreover, while Approved Plans are subject to review and approval by the Company, the Insider or individual using the Approved Plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the Approved Plan complies with applicable securities laws including Rule 10b-5.
To establish an Approved Plan, an Insider must, at a time when the Insider does not possess Material Nonpublic Information and that is not a Blackout Period or Special Blackout Period, and when acting in good faith and not as a part of a scheme to evade the federal insider trading laws:
•enter into a binding contract to purchase or sell securities;
•instruct another person to purchase or sell securities for the Insider's account; or
•adopt a written plan for trading securities.
Furthermore, such contract, instruction or plan must:
•specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold or include a written formula or algorithm for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; and
•not permit any subsequent influence by the Insider over how, when or whether to effect purchases or sales and require that any third person who does exercise such influence not be aware of any Material Nonpublic Information when doing so.

In addition, please be advised that many brokers executing Approved Plans require that a certain period of time elapse between entry into or modification of the plan and the first transaction(s) under the plan. Additionally, while transactions effected under an Approved Plan are exempt from the policies set forth above regarding trading in the Company's securities, such transactions must nonetheless be made in accordance with applicable securities laws, including Rule 144 and Section 16 of the Exchange Act, as applicable.

The Company may publicly disclose information regarding trading plans that you may enter. Approved Plans may be modified or suspended only with the approval of the Legal Department.  Under no circumstances may an Insider modify or suspend an Approved Plan at a time when the Insider is aware of Material Nonpublic Information.

The Company shall have the right to require cessation of transactions effected pursuant to an Approved Plan at certain times.

8. POST-TERMINATION TRANSACTIONS
This Policy continues to apply to transactions in securities of the Company even after termination of service to the Company. If an individual is in possession of Material Nonpublic Information when his or her service terminates, that individual may not trade in securities of the Company until that information has become public or is no longer material. Additionally, the pre-clearance procedures specified under the heading “Preclearance Policy” above will continue to apply for Insiders for 90 days after the time of the termination of service.
Confidentiality and Communications
Serious problems for the Company could result from any unauthorized disclosure of internal information about the Company or confidential information about our customers, prospective customers, partners or vendors, or entities similarly situated, whether or not for the purpose of facilitating improper trading in the Company’s securities.  Consequently, you are hereby reminded of your obligations relating to confidentiality and communications under the Company's Code of Ethics.
Consequence of Violation of this Policy
The Company considers strict compliance with this Policy to be a matter of the utmost importance. Violation of this Policy could cause legal liability and other adverse consequences for you and the Company. Violations of this Policy will be considered by the Company as grounds for immediate dismissal from the Company or other disciplinary action. Violations of this Policy might also expose you to severe criminal penalties as well as civil liability under the federal and state securities laws, as discussed above.
Warning Regarding Possible Inability to Sell
Trading in the Company's securities will be prohibited from time to time pursuant to Blackout Periods, Special Blackout Periods, because of the existence of Material Nonpublic Information and/or for any other reason, in the sole discretion of the Legal Department and/or the Chief Executive Officer or Chief Financial Officer.  Anyone purchasing the Company's securities must consider the inherent risk that the sale of securities could be prohibited at a time when you desire to sell such securities.  The next opportunity to sell might not occur until after an extended period, during which the market price of the securities might decline. As discussed above, you may continue to be subject to the restrictions of this Policy even following your separation from the Company.
Resolving Doubts

If you have any doubt as to your responsibilities under this Policy, seek clarification and guidance from the Legal Department before you act.  Do not try to resolve uncertainties on your own.
Effective Date

This Policy shall be effective immediately.  This Policy is subject to amendment by the Company's Chief Legal Officer at any time, provided that the Board will be apprised of any material changes at the next regular Board meeting following any such change.

Amended as of September 2025